

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2014

<u>Via E-mail</u>
Jay Wells
Chief Financial Officer
Cott Corporation
5519 West Idlewild Avenue
Tampa, FL   33634

      Re: **Cott Corporation**
              Form 10-K for the Fiscal Year Ended December 28, 2013
              Filed February 24, 2014
              File No. 001-31410

Dear Mr. Wells:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining